Exhibit 99.1

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881

www.aezsinc.com

Press Release
For immediate release

Aeterna Zentaris Reports First Quarter 2010 Financial and Operating Results

All amounts are in U.S. dollars

Quebec City, Canada, May 13, 2010 — Aeterna Zentaris Inc. (NASDAQ: AEZS, TSX: AEZ) (“the Company”), a late-stage drug development company specialized in oncology and endocrinology, today reported financial and operating results as at and for the three months ended March 31, 2010.

First Quarter 2010 Highlights

•                 January 25, 2010: Updated results of a Phase 2 study related to the use of perifosine in the treatment of advanced metastatic colon cancer showing a statistically significant benefit in survival, including 5 FU-refractory patients.

•                 January 29, 2010: Publication in the February 2010 issue of the Journal of Clinical Cancer Research of positive Phase 2 results for perifosine as a single agent for the treatment of advanced Waldenstrom’s macroglobulinemia.

•                 February 3, 2010: Special Protocol Assessment (“SPA”) granted by the United States Food and Drug Administration (“FDA”) for the Phase 3 trial of perifosine in combination with capecitabine (Xeloda®) in refractory advanced colorectal cancer. The trial is to be conducted by Keryx Biopharmaceuticals, Inc. (“Keryx”) (NASDAQ: KERX), Aeterna Zentaris’ partner and licensee for perifosine in North America.

•                 March 1, 2010: Disclosure that the Committee for Orphan Medicinal Products of the European Medicines Agency (“EMA”) had issued a positive opinion for orphan medicinal product designation for perifosine for the treatment of multiple myeloma.

Subsequent to Quarter-End

•                 April 5, 2010: Perifosine receives FDA Fast Track Designation for the Phase 3 X-PECT (Xeloda® + Perifosine Evaluation in Colorectal cancer Treatment) registration trial.

•                 April 8, 2010: Initiation of a Phase 3 registration trial with perifosine in refractory advanced colorectal cancer by Keryx.

•                 April 15, 2010: Positive Scientific Advice from the EMA for the Phase 3 program with perifosine in multiple myeloma. Data from ongoing Phase 3 study, sponsored by Keryx, can be used to register perifosine in multiple myeloma in Europe.

•                 April 20, 2010: Presentations of preclinical data on Erk inhibitor, AEZS-131, and Erk/PI3K dual inhibitor, AEZS-132, as well as preclinical data from a study sponsored by the National Institutes of Health with perifosine in oncology at the American Association for Cancer Research Annual Meeting in Washington, D.C.

•                 April 20, 2010: Completion of a $15.0 million registered direct offering with certain institutional investors.

•                 April, 23, 2010: Company regained compliance with Nasdaq’s minimum bid price listing requirement.

•                 May 6, 2010: Company receives orphan-drug designation from the FDA for AEZS-108 in ovarian cancer.

•                 May 12, 2010: FDA approves the Company’s Investigational New Drug (IND) application for AEZS-108 in LHRH-receptor positive urothelial (bladder) cancer.

Juergen Engel, Ph.D., Aeterna Zentaris’ President and Chief Executive Officer commented, “This has been a very exciting quarter as we made great strides in the development of our lead oncology compound, perifosine, now in Phase 3 registration trials for multiple myeloma and refractory advanced colorectal cancer. Furthermore, the different designations recently granted by the FDA in both indications and the EMA’s positive Scientific Advice for multiple myeloma, will accelerate as well as facilitate the future review and marketing authorization processes in North America and Europe.”

Dennis Turpin, Senior Vice President and Chief Financial Officer of Aeterna Zentaris added, “With more than $40 million in cash, including proceeds from our recent $15 million registered direct offering and no debt, combined with our expected significantly reduced burn rate, we are in a solid financial position to execute our focused drug development and business strategy.”

CONSOLIDATED RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2010

Revenues were $6.4 million for the three-month period ended March 31, 2010, compared to $6.1 million for the same period in 2009. The increase is mainly due to a comparative increase in sales of Cetrotide® to certain customers in the first quarter of 2010. This increase was partly offset by lower amortization of upfront license fee payments in 2010 related to our agreement with sanofi-aventis U.S. LLC (“sanofi-aventis”), which was entered into in March 2009, in connection with our now discontinued development program involving cetrorelix for the treatment of Benign Prostatic Hyperplasia (“BPH”), and subsequently terminated.

Research and development (“R&D”) costs, net of tax credits and grants, were $5.7 million for the three-month period ended March 31, 2010, compared to $11.4 million for the same period in 2009. The comparative decrease in net R&D costs is almost entirely attributable to the winding down and termination of development activities related to cetrorelix in BPH, despite the presence in the first quarter of 2010 of residual expenditures associated with certain remaining contractual obligations.

Selling, general and administrative (“SG&A”) expenses were $2.8 million for the three-month period ended March 31, 2010, compared to $3.6 million for the same period in 2009. This decrease is primarily related to lower comparative salary and benefit costs, lower legal expenses and other cost-saving measures.

Net loss was $5.9 million, or $0.09 per basic and diluted share, for the three-month period ended March 31, 2010, compared to $12.4 million, or $0.23 per basic and diluted share, for the same period in 2009. This decrease is mainly related to lower comparative net R&D costs, lower SG&A expenses and higher foreign exchange gains, partly offset by lower comparative license fee revenues and lower sales and royalty margins.

Cash and cash equivalents were $26.9 million as at March 31, 2010. This amount excludes an estimated $13.7 million of net proceeds received in connection with the registered direct offering completed on April 20, 2010.

CONFERENCE CALL

Management will be hosting a conference call for the investment community beginning at 2:30 p.m. Eastern Time today, Thursday, May 13, 2010, to discuss first quarter 2010 results. Individuals interested in participating in the live conference call by telephone may dial in Canada, 514-807-9895 or 647-427-7450, outside Canada, 888-231-8191, or may listen through the Internet at www.aezsinc.com. A replay will be available on the Company’s website for 30 days following the live event.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a late-stage drug development company specialized in oncology and endocrine therapy. News releases and additional information are available at www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are required by a governmental authority or applicable law.

Investor Relations

Ginette Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com

Attachment: Financial summary

Interim Consolidated Statements of Operations

(in thousands, except share and per share data)

(unaudited)

	Three months ended March 31,
	2010	2009
	$	$
Revenues
Sales and royalties	5,716	4,971
License fees and other	706	1,140
	6,422	6,111
Operating expenses
Cost of sales, excluding depreciation and amortization	4,617	3,694
Research and development costs, net of tax credits and grants	5,701	11,437
Selling, general and administrative expenses	2,792	3,554
Depreciation and amortization
Property, plant and equipment	263	311
Intangible assets	389	557
	13,762	19,553
Loss from operations	(7,340)	(13,442)
Other income
Interest income	58	154
Foreign exchange gain	1,402	900
	1,460	1,054
Net loss for the period	(5,880)	(12,388)
Net loss per share
Basic and diluted	(0.09)	(0.23)
Weighted average number of shares
Basic and diluted	63,089,954	53,187,470

Interim Consolidated Balance Sheet Information

(in thousands)

(unaudited)

	As at March 31, 2010	As at December 31, 2009
	$	$

Cash and cash equivalents	26,947	38,100
Accounts receivable and other current assets	10,383	10,913
Restricted cash	833	878
Property, plant and equipment	3,885	4,358
Other long-term assets	29,924	32,013
Total assets	71,972	86,262

Accounts payable and other current liabilities	14,777	19,211
Current portion of long-term payable	59	57
Long-term payable	118	143
Non-financial long-term liabilities*	53,848	57,625
Total liabilities	68,802	77,036
Shareholders’ equity	3,170	9,226
Total liabilities and shareholders’ equity	71,972	86,262

* Comprised mainly of deferred revenues and employee future benefits.